[LOGO]                                Pennsylvania Real Estate Investment Trust
                                      200 South Broad Street
                                      Philadelphia, PA 19102
                                      www.preit.com                       [LOGO]

                                      Phone:  215-875-0700
                                      Fax:     215-546-7311
                                      Toll Free: 866-875-0700

FOR FURTHER INFORMATION:

AT THE COMPANY             AT FRB/WEBER SHANDWICK
--------------             ----------------------
Edward A. Glickman         Joe Calabrese    Georganne Palffy  Judith Sylk-Siegel
Executive Vice President   (General Info)   (Analyst Info)    (Media Info)
and CFO (215) 875-0700     (212) 445-8434   (312) 266-7800    (212) 445-8431

FOR IMMEDIATE RELEASE
---------------------
May 2, 2002

                Pennsylvania Real Estate Investment Trust Reports
                           2002 First Quarter Results

Philadelphia, PA, May 2, 2002-- Pennsylvania Real Estate Investment Trust (NYSE:
PEI) today announced that the results for the first quarter ended March 31, 2002 exceeded the Company's guidance provided in March 2002.

2002 First Quarter Highlights

o FFO for the 2002 first quarter increased 7.7% to $10.6 million from $9.9 million in the 2001 first quarter.

o Combined net operating income (NOI), increased 5.8% to $23.1 million in the first quarter of 2002 from $21.9 million for the first quarter of 2001.

      o Same store multifamily NOI increased 3.5% from the 2001 first quarter.

      o Same store NOI for the Company's shopping center portfolio increased 3.9% from the 2001 first quarter.


First Quarter Results
For the first quarter ended March 31, 2002, the Company's total funds from operations (FFO) increased by 7.7% to $10,642,000 from $9,881,000 for the comparable three-month period in 2001.The increase is a result of internal growth in the Company's portfolio and the commencement of operations from recently completed development properties. Weighted average shares of beneficial interest/Operating Partnership units (collectively, shares) increased by 15.6% to 17,843,000 from 15,430,000 for the quarters ending March 31, 2002 and March 31, 2001, respectively, due primarily to the Company's public offering of 2.0 million shares in July 2001. FFO per share is $0.60 for the first quarter of 2002 as compared to $0.64 in the first quarter of 2001. The decrease is primarily due to the increase in the weighted average shares outstanding.

NAREIT defines FFO as net income, excluding extraordinary items, gain (or loss) on the sale of property, plus real estate related depreciation and amortization.

PREIT Announces First Quarter Results
May 2, 2002
Page 2


NOI from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased by 5.8% to $23,129,000 for the 2002 first quarter from $21,859,000 for the first quarter of 2001. This increase is due to improved performance in the Company's retail and multifamily portfolios and the completion of development projects.

Net income for the first quarter ended March 31, 2002 was $3,727,000, or $0.23 per share, on 15,927,000 weighted average beneficial interest shares outstanding, compared to $5,092,000 or $0.37 per share, on 13,669,000 total weighted average beneficial interest shares outstanding for the 2001 first quarter. Net income for the first quarter of 2001 included a gain on the sale of the Company's interest in Ingleside Shopping Center in Thorndale, PA totaling $1.8 million, or $0.13 per share.

Same Store NOI Growth  -- Retail and Multifamily Portfolios
Same store NOI for the Company's retail portfolio, increased 3.9% over the 2001 first quarter. The increase over the comparable period was primarily driven by higher revenues from leasing of vacant space, lease turnover and scheduled rent increases.

Of note, retail occupancy rates in the 2002 first quarter increased to 94.3%, 380 basis points higher than the 90.5% reported in the 2001 first quarter. The Company's power centers and enclosed malls were 97.6% and 93.7% occupied, respectively, as of March 31, 2002. The Company's mall properties reported that sales decreased 2.3% to $374 per square foot in the trailing twelve months ended March 31, 2002, from $383 per square foot for the comparable period ended March 31, 2001. During 2001 sales at the Company's mall properties were $391 per square foot.

Same store NOI for the Company's multifamily properties increased 3.5% over the 2001 first quarter. The 2002 first quarter same store NOI growth was driven by a 4.1% increase in rents and a 2.6% decrease in operating expenses, partially offset by an increase in vacancy and concessions. The decrease in operating expenses was primarily the result of a reduction in utility costs from the prior period. The Company is stringently managing its exposure to utility expenses by continuing its submetering efforts. As discussed in previous releases, the Company expects to be impacted by higher insurance costs throughout 2002.

Occupancy in the multifamily portfolio was 94.3% as of March 31, 2002, or 130 basis points lower than 95.6% reported in the 2001 first quarter. This decrease in occupancy is primarily the result of soft market conditions at Boca Palms in Boca Raton, FL, which was 85.1% occupied at March 31, 2002 and accounted for 28% of the increase in vacancies and concessions for the portfolio. Excluding Boca Palms, the portfolio's occupancy was 95.1% at March 31, 2002.

Portfolio Composition
The Company ended the 2002 first quarter with investments in real estate of $837.1 million, an increase of $2.7 million over 2001's year-end level of $834.4 million. Investments in real estate at March 31, 2001 included $34.2 million of construction in progress. On a cost basis, the Company's portfolio is now 61.7% retail, 33.9% multifamily, 4.1% retail development and 0.3% industrial.

PREIT Announces First Quarter Results
May 2, 2002
Page 3

PREIT Announces First Quarter Results
May 2, 2002
Page 4


Strategic Update
Ronald Rubin, Chairman and Chief Executive Officer of PREIT said, "While the market remains inherently challenging, our quarterly results were above our expectations. The 7.7% increase in FFO and 5.8% increase in combined NOI reflects the positive performance from our retail and multifamily portfolios and the effects of our development activity during 2001. PREIT continues to realize operating efficiencies as we aggressively lease and manage our assets, increasing current cash flow and earning solid returns on investments. We continue to selectively commit capital to advance our development and redevelopment initiatives in order to maintain a pipeline of attractive investment opportunities with high-value-added potential."

Jonathan B. Weller, PREIT's President and Chief Operating Officer commented, "The Company continues to execute its acquisition strategy and, after the end of the quarter, acquired Beaver Valley Mall, a 1.1 million square foot enclosed regional mall located in Beaver County, PA, 15 miles north of the Pittsburgh International Airport. PREIT continues to source attractive retail acquisition opportunities within our target markets where our redevelopment expertise can create enhanced returns." Mr. Weller added, "Our leasing efforts produced solid results with the signing of 21 new and renewal leases during the quarter. While leasing challenges remain, we are confident of our ability to handle these challenges in an effective manner."

2002 Second Quarter and Fiscal Year Forecast
The Company noted that it is currently estimating FFO to be approximately $0.64 to $0.66 for the second quarter ending June 30, 2002 and $2.73 to $2.77 per share for the year ending December 31, 2002. This estimate is expressly subject to the cautionary statement at the end of this release.

Development Pipeline
The Company has noted previously the completion of the 424,722 square foot Creekview Shopping Center in Warrington, Pennsylvania. During the first quarter ending March 31, 2002, a 25,000 square foot Bed Bath & Beyond was opened as well as Cingular Wireless, Duron Paints, and a 38,000 square foot L.A. Fitness facility. The property has achieved 100% occupancy.

In addition, the Company is actively pursuing a 479,000 square foot power center development in New Garden Township, Pennsylvania and a 210,000 square foot grocery store anchored shopping center in South Brunswick, New Jersey.

The Company, through a joint venture partnership, has filed a complaint against the Delaware Department of Transportation and the Delaware Secretary of Transportation arising from their prior agreements to take actions necessary for development of the joint venture's Christiana Phase II Power Center. The ultimate disposition of this proceeding and the related delay in the development of this property is not clear at this time.

Finally, the Company has reclassified $4 million of its investment in its Pavilion at Market East property, allocating $750,000 to the Company's Red Rose Commons property and $3.25 million to the Company's Metroplex Shopping Center Property. This reclassification reflects the Company's satisfaction of obligations to provide its joint venture partner with certain investment opportunities. The Company retains a 50% interest in the Pavilion at Market East project, and the joint venture continues to own the unimproved land. The Company does not know when or if development of this property will occur.

PREIT Announces First Quarter Results
May 2, 2002
Page 5


Leasing Update
Significant leasing accomplishments during the quarter included:

During the first quarter of 2002 the Company executed 21 leases encompassing 65,433 square feet at an average rent per square foot of $23.31. Of this total, new leases for previously leased space accounted for seven transactions at an average minimum rent of $30.79, an increase of 25.7% over the previous minimum rent. In addition, the Company renewed 11 leases representing 24,264 square feet at an average minimum rent of $27.92, an increase of 14.8% over the previous average minimum rent. The Company also executed transactions for three formerly vacant spaces at an average rent of $12.58 per square foot, including a 20,000 square foot Bed Bath & Beyond at The Commons at Magnolia.

Beaver Valley Mall Acquisition
As previously announced, shortly after the close of the 2002 first quarter, the Company acquired Beaver Valley Mall, a 1.1 million square foot enclosed regional mall in Beaver County, Pennsylvania, 15 miles north of the Pittsburgh International Airport. The property was acquired from the California Public Employees' Retirement System (CalPERS) for $61.3 million. The acquisition price equates to a capitalization rate of 11.1%, based on projected 2002 NOI. The mall is anchored by Kaufmann's, JC Penney, Sears and Boscov's and contains approximately 323,000 square feet of in-line mall stores and 109,000 square feet of convenience stores and outparcels. A strong roster of well-known tenants features American Eagle Outfitters, Gadzooks and Victoria's Secret. The property occupies approximately 136.7 acres and is 91.5% occupied. Total annual sales for 2001 were approximately $123 million and same store sales were $264 per square foot in 2001.

Refinancing
In March 2002, the Company refinanced Camp Hill Plaza Apartments in Camp Hill, PA with a $12.8 million mortgage bearing an interest rate of 7.02% with a 10-year maturity. The new financing replaced a $6.1 million mortgage at a 9.5% interest rate. The Company recorded a $77,000 extraordinary loss in connection with the refinancing.

As of March 31, 2002, the Company had approximately $107.6 million outstanding under the $175 million revolving portion of its bank credit facility.

Capital Resources
Edward Glickman, Chief Financial Officer of PREIT, commented, " During this quarter we augmented our financing flexibility with the placement of Creekview Shopping Center into our line of credit collateral pool. Similarly, we expect to add Paxton Towne Centre into the pool during the second quarter of 2002. These transactions are designed to provide the Company with enhanced borrowing capacity." The Company also noted that its debt to market capitalization decreased from 61.9% on March 31, 2001 to 52.8% on March 31, 2002.

PREIT Announces First Quarter Results
May 2, 2002
Page 6

PREIT Announces First Quarter Results
May 2, 2002
Page 7


Conference Call Information
Management has scheduled a conference call for 11:00 am Eastern Daylight Time on May 2, 2002 to review the Company's first quarter results, market trends and future outlook. To listen to the call, please dial (888) 792-1093 or (703) 871-3597 at least five minutes before the scheduled start time. Investors can also access the call in a "listen only" mode via the Internet at the Company website at www.preit.com or at www.vcall.com. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast. The online archive of the webcast will be available for 14 days following the call.

PREIT to Webcast Annual Meeting
The Company's Annual Meeting of Shareholders is scheduled for 11:00 am EDT on Thursday, May 9, 2002 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania. A webcast of the annual meeting presentation will be available live online at www.preit.com on a listen only basis. A replay of the annual meeting will also be available on the Company's website.

About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (approximately 12.0 million square feet) and apartment communities (approximately 7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 46 properties in 10 states. In addition, there are 3 retail properties under development, which PREIT expects will add approximately 1.0 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania.

The matters discussed in this report, as well as news releases issued from time to time by PREIT include use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "plan," or "continue" or the negative thereof or other variations thereon, or comparable terminology which constitute "forward-looking statements." Such forward-looking statements (including without limitation, information concerning PREIT's continuing dividend levels, planned acquisition, development and divestiture activities, short- and long-term liquidity position, ability to raise capital through public and private offerings of debt and/or equity securities, availability of adequate funds at reasonable cost, revenues and operating expenses for some or all of the properties, leasing activities, occupancy rates, changes in local market conditions or other competitive factors) involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of PREIT's results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. PREIT disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                            [Financial Tables Follow]
                                      # # #
                ** A supplemental quarterly financial package **
            is available on the Company's web site at www.preit.com.

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

---------------------------------------------                                   ------------------------------------------
FUNDS FROM OPERATIONS                                                                       Three Months Ended
---------------------------------------------                                   ------------------------------------------
(In thousands, except per share results)                                         March 31, 2002          March 31, 2001
                                                                                ------------------      ------------------
Income before minority interest in operating partnership                                  $ 4,252                 $ 5,717
          Income from disposed real estate                                                      -                      31
Less:     Gains on sales of interests in real estate                                            -                  (1,806)
Add:   Depreciation and amortization:
             Wholly owned & consolidated partnership, net                                   4,893  (a)              4,230  (a)
             Unconsolidated partnerships & joint ventures                                   1,497  (a)              1,603  (a)
             Excess purchase price over net asset acquired                                      -                     106
                                                                                ------------------      ------------------
FUNDS FROM OPERATIONS                                                                    $ 10,642  (b)            $ 9,881  (b)
                                                                                ==================      ==================

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                                                $0.60                   $0.64
                                                                                ==================      ==================

Weighted average number shares outstanding                                                 15,927                  13,669
Weighted average effect of full conversion of OP units                                      1,916                   1,761
                                                                                ------------------      ------------------
Total weighted average shares of outstanding including OP units                            17,843                  15,430
                                                                                ------------------      ------------------

 a) Excludes depreciation of non-real estate assets and amortization of deferred financing costs. These amounts were previously included in the depreciation amounts and deducted in a separate line.
 b) Includes the non-cash effect of straight-line rents of $257,000 and $326,000 for 2002 and 2001 respectively.

---------------------------------------------                                   ------------------------------------------
OPERATING RESULTS                                                                         Three Months Ended
---------------------------------------------                                   ------------------------------------------
(In thousands, except per share results)                                         March 31, 2002          March 31, 2001
                                                                                ------------------      ------------------
REAL ESTATE REVENUES
          Base rent                                                             $          21,675       $          20,563
          Percent rent                                                                        374                     333
          Expense reimbursement                                                             2,693                   2,797
          Lease termination                                                                    80                     129
          Other real estate revenue                                                           809                     861
                                                                                ------------------      ------------------
      Total real estate revenue                                                            25,631                  24,683
                                                                                ------------------      ------------------
      Management company revenue                                                            2,174                   2,152
      Interest and other income                                                                19                     161
                                                                                ------------------      ------------------
                                                                                           27,824                  26,996
                                                                                ------------------      ------------------
EXPENSES
          Property payroll and benefits                                                     1,935                   1,779
          Real estate and other taxes                                                       2,005                   1,915
          Utilities                                                                         1,072                   1,243
          Other operating expenses                                                          3,344                   3,431
                                                                                ------------------      ------------------
      Total property operating expenses                                                     8,356                   8,368
                                                                                ------------------      ------------------
      Depreciation and amortization                                                         4,957                   4,291
          Corporate payroll and benefits                                                    3,510                   3,218
          Other general and administrative expenses                                         2,469                   1,982
                                                                                ------------------      ------------------
      Total general & administrative expenses                                               5,979                   5,200
                                                                                ------------------      ------------------
      Interest expense                                                                      5,846                   6,639
                                                                                ------------------      ------------------
                                                                                           25,138                  24,498
                                                                                ------------------      ------------------
          Income before equity in unconsolidated entities,
          gains on sales of interests in real estate and
          minority interest in operating partnership                                        2,686                   2,498
Equity in income of partnerships and joint ventures                                         1,566                   1,413
Gains on sales of interests in real estate                                                      -                   1,806  (1)
                                                                                ------------------      ------------------
          Income before minority interest in operating partnership                          4,252                   5,717
Minority interest in operating partnership                                                   (448)                   (656)
                                                                                ------------------      ------------------
          Income from operations                                                            3,804                   5,061
Income from disposed real estate                                                                -                      31
                                                                                ------------------      ------------------
          Income before extraordinary item                                                  3,804                   5,092
Loss on early extinguishment of debt                                                          (77)                      -
                                                                                ------------------      ------------------
NET INCOME                                                                                $ 3,727                 $ 5,092
                                                                                ==================      ==================

PER SHARE DATA
Net income before gains on sales                                                            $0.23                   $0.24
Gains on sales of interests in real estate                                                      -                    0.13  (1)
                                                                                ------------------      ------------------
BASIC INCOME PER SHARE                                                                      $0.23                   $0.37
                                                                                ==================      ==================

DILUTED INCOME PER SHARE                                                                    $0.23                   $0.37
                                                                                ==================      ==================

Weighted average number shares outstanding                                                 15,927                  13,669
                                                                                ------------------      ------------------

1) 2001 includes gain on sale of interest in Ingleside Shopping Center, Thorndale, PA.


(In thousands)
---------------------------------------------                                   ---------------------------------------------
EQUITY IN INCOME OF PARTNERSHIPS                                                              Three Months Ended
                                                                                ---------------------------------------------
AND JOINT VENTURES                                                                March 31, 2002             March 31, 2001
---------------------------------------------                                   --------------------      -------------------
Gross revenues from real estate                                                 $            23,796          $        22,329 (a)
                                                                                ====================      ===================
Expenses:
   Property operating expenses                                                                8,326                    7,982
   Mortgage and bank loan interest                                                            7,895                    7,434
   Depreciation and amortization                                                              4,148                    3,998
                                                                                --------------------      -------------------
                                                                                             20,369                   19,414
                                                                                --------------------      -------------------
                                                                                              3,427                    2,915
Partner's share                                                                              (1,861)                  (1,502)
                                                                                --------------------      -------------------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                                                       $             1,566         $          1,413
                                                                                ====================      ===================

a) The results of operations for a property sold in 2001 are excluded from 2001 results, in order to comply with current GAAP (Generally Accepted
     Accounting Principles) rules.

               Supplemental Information for Wholly Owned Properties and the Company's Proportionate Share of Partnerships and Joint Ventures

(In thousands)
---------------------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION                                                  Three Months Ended
                                                                                ---------------------------------------------
AND AMORTIZATIONS ("EBITDA")                                                        March 31, 2002           March 31, 2001
---------------------------------------------                                   ---------------------    --------------------
Gross revenues                                                                   $           25,631         $        24,683
Operating expenses                                                                           (8,356)                 (8,368)
                                                                                --------------------      ------------------
Net operating income: wholly-owned properties                                                17,275                  16,315
Company's proportionate share of partnerships and
  joint ventures net operating income                                                         5,854                   5,544
                                                                                --------------------      ------------------
Combined net operating income                                                                23,129                  21,859
Interest income                                                                                  19                     161
Company's proportionate share of PREIT-RUBIN, Inc.
  net operating income (loss)
Management company revenue                                                                    2,174                   2,152
Total general & administrative expenses                                                      (5,979)                 (5,200)
                                                                                --------------------      ------------------
EBITDA                                                                           $           19,343         $        18,972
                                                                                ====================      ==================



(In thousands)
MORTGAGE NOTES, BANK AND CONSTRUCTION LOANS PAYABLE
---------------------------------------------------                             --------------------      -------------------
Wholly-owned properties                                                           March 31, 2001          December 31, 2001
-----------------------
                                                                                ---------------------------------------------

  Mortgage notes payable                                                         $          263,424        $         257,873
  Bank loans payable                                                                        104,500                   98,500
  Construction loan payable                                                                       -                    4,000
                                                                                --------------------      -------------------
                                                                                            367,924                  360,373
Company's proportionate share of
partnerships and joint ventures
  Mortgage notes payable                                                                    145,177                  145,803
                                                                                --------------------      -------------------
Total mortgage notes and bank loans payable                                     $           513,101         $        506,176
                                                                                ====================      ===================